SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ______to _____

Commission file number: 0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon  97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1 Consent of Symonds, Evans & Company, P.C
99.1 Certification of Executive Vice President/Human Resources

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CASCADE BANCORP
Employees’ 401(k) Profit Sharing Plan

(Name of Plan)

Date: 6/27/05	By:	/s/ PEGGY L. BISS

Cascade Bancorp Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2004 and 2003

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
May 18, 2005

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003

ASSETS
Investments:
Corporate common stock – Cascade Bancorp Stock Fund	$2,578,305	$1,859,906
Shares of registered investment companies:
Davis New York Venture Fund	1,455,276	428,532
The Growth Fund of America	869,219	—
MFS Utilities Fund	852,080	534,025
MFS Research International Fund	760,415	527,945
MFS Mid-Cap Growth Fund	734,813	555,799
MFS Value Fund	706,283	553,563
Blackrock Aurora Fund	588,411	374,658
MFS Total Return Fund	574,835	390,876
MFS Bond Fund	309,314	289,928
Blackrock Small/Mid-Cap Growth Fund	291,109	—
MFS Fixed Fund	236,305	—
MFS Mid-Cap Value Fund	230,515	126,396
MFS Conservative Allocation Fund	98,957	64,003
MFS Aggressive Growth Allocation Fund	73,582	18,037
MFS Growth Allocation Fund	41,478	9,717
MFS Moderate Allocation Fund	39,894	25,373
Dreyfus Basic S&P 500 Stock Index Fund	16,242	—
Massachusetts Investors Trust	—	721,999
Massachusetts Investors Growth Stock Fund	—	718,802
MFS New Discovery Fund	—	255,179
MFS Money Market Fund	—	242,290
Participant notes receivable	34,500	14,099

Total investments	10,491,533	7,711,127
Receivables:
Employer matching contribution	566,776	425,190
Employer profit sharing contribution	438,621	347,600
Participant contributions	268,976	254,465

Total receivables	1,274,373	1,027,255

Net assets available for benefits	$11,765,906	$8,738,382

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,330,901	$1,687,334
Interest and dividends	187,218	46,872

	1,518,119	1,734,206
Contributions:
Participant	1,084,082	795,335
Employer	1,005,397	783,055
Participant rollovers	44,215	27,330

	2,133,694	1,605,720

Total additions	3,651,813	3,339,926
Deductions from net assets attributed to:
Benefits paid to participants	620,908	326,091
Trustee and administrative expenses	3,381	6,189

Total deductions	624,289	332,280

Net increase	3,027,524	3,007,646
Net assets available for benefits:
Beginning of year	8,738,382	5,730,736

End of year	$11,765,906	$8,738,382

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed six months of service and are at least 18 years of age.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MFS Investment Management (MFS Investment) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund).  Reliance Trust Co. (Reliance) is the custodian for the Plan’s investments in the Cascade Bancorp Stock Fund.  MFS Investment and Reliance are collectively referred to as “the Custodian.”  National Associates, Inc. N.W. (National) and MFS Retirement Services, Inc. (MFS) provide plan administrative services.  National and MFS are collectively referred to as “the Plan Administrator.”

In January 2004, the Employer completed its acquisition of Community Bank of Grants Pass (CBGP).  In conjunction with this acquisition, effective January 1, 2004, all existing employees of CBGP who met the Plan’s eligibility requirements (based on prior service with CBGP) became participants in the Plan.

Contributions:  Each participant may elect to contribute to the Plan a portion of his or her total annual compensation and defer certain profit sharing amounts up to the maximum allowed under the Internal Revenue Code (the IRC).  Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer.  At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC.  Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year.  For the years ended December 31, 2004 and 2003, the Employer approved matching contributions aggregating $566,776 and $425,190, respectively, which represented 100% of each participant’s contributions up to a maximum Employer contribution of 6% of the

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.	Description of the Plan (continued)

participant’s compensation.  In addition, the Employer approved discretionary non-elective profit sharing contributions of $438,621 and $347,600 to the Plan for the years ended December 31, 2004 and 2003, respectively.

The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

Participants’ accounts:  A separate account is maintained for each participant of the Plan.  Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions, (b) the Employer’s profit sharing contributions, and (c) the Plan’s net earnings (losses).

A participant’s share of the Employer’s matching and/or profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan.  Earnings (losses) for each investment fund are allocated to the participant accounts based on the participant’s account balance as compared to the related fund’s total balance.  All forfeitures are used to reduce future employer contributions.  Such forfeitures were approximately $41,000 and $36,000 for the years ended December 31, 2004 and 2003, respectively.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers.  These amounts cannot be forfeited for any reason.  Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of credited service	Vesting percentage

Less than 2	None
2	20%
3	40%
4	70%
5 or more	100%

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.	Description of the Plan (continued)

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan.

In addition, upon death, disability, or retirement at age 65 or older, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Participant notes receivable:  In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months.  Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund.  Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account.  The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator which is fixed at the time of the note.  Principal and interest payments are paid ratably through payroll deductions.  The interest rates on participant notes receivable outstanding at December 31, 2004 ranged from 5.00% to 6.00%.

Payment of benefits:  Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws.  Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Trustee and administrative expenses:  At the Employer’s discretion, certain expenses of the Plan have been paid directly by the Employer; other trustee and administrative expenses have been paid by the Plan.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

2.	Summary of significant accounting policies

Basis of accounting:  The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.  The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation:  The Plan’s investments in the Cascade Bancorp Stock Fund and shares of registered investment companies are stated at fair value.  The fair value of investments in the Cascade Bancorp Stock Fund is based on quoted market prices.  The fair value of shares of registered investment companies is based on the market value of the underlying investments, as determined by the respective fund manager.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds.  Investment funds are exposed to certain risks such as interest rate, market, and credit risks.  Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

Income recognition:  Contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements.  Employer matching contributions are accrued as earned by the participants.  Employer profit sharing contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits.  Net appreciation in fair value of investments also includes realized gains and losses on such investments during the year.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

2.	Summary of significant accounting policies (continued)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

3.	Investments

All investments are participant-directed. At December 31, 2004, the funds (fund descriptions and objectives which have been provided by the respective fund managers) consisted of the following:

Cascade Bancorp Stock Fund – This fund is comprised of Cascade Bancorp common stock.

Davis New York Venture Fund – This fund invests primarily in common stocks of domestic companies with market capitalizations of at least $5 billion which the fund manager believes have better than average prospects for capital growth.

The Growth Fund of America – This fund seeks to provide long-term growth of capital, by investing primarily in a diversified portfolio of common stocks.

MFS Utilities Fund – This fund seeks capital growth and current income above that available from a portfolio invested entirely in equity securities by investing in equity and debt securities of domestic and foreign companies in the utilities industry.

MFS Research International Fund – This fund seeks capital appreciation by investing in foreign companies.

MFS Mid-Cap Growth Fund – This fund invests in companies with medium market capitalization which the fund manager believes have above-average growth potential.

MFS Value Fund – This fund seeks capital appreciation and reasonable income by investing in income-producing equity securities of companies which the fund manager believes are undervalued in the market relative to their long-term potential.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

3.	Investments (continued)

Blackrock Aurora Fund (formerly, “State Street Research Aurora Fund”) – This fund seeks high total return, consisting principally of capital appreciation, by investing primarily in small- and mid-capitalization stocks which the fund manager believes to be undervalued.

MFS Total Return Fund – This fund seeks income above that available from a portfolio invested entirely in equity securities and a reasonable opportunity for growth of capital by investing in equity and debt securities of domestic companies.

MFS Bond Fund – This fund seeks to provide a high level of current income and to protect shareholders’ capital by investing in fixed-income securities.

Blackrock Small/Mid-Cap Growth Fund – This fund seeks to provide growth of capital by investing at least 80% of its total assets in equity securities of small and mid-capitalization companies (companies that generally have similar market capitalizations to those in the Russell 2500 Growth Index).

MFS Fixed Fund – This fund seeks to earn a current income stream that is relatively consistent over time, while preserving capital, by investing in a diversified portfolio primarily consisting of stable value contracts issued by insurance companies and banks.

MFS Mid-Cap Value Fund – This fund seeks capital appreciation by investing in common stocks and related securities of companies with medium market capitalizations which the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Conservative Allocation Fund – This fund seeks current income with a secondary objective of long-term growth by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

MFS Aggressive Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in the common stock of domestic and international corporations.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

3.	Investments (continued)

MFS Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

MFS Moderate Allocation Fund – This fund seeks long-term growth and current income by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

Dreyfus Basic S&P 500 Stock Index Fund – This fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500), by normally investing at least 95% of its assets in common stocks included in the S&P 500.

At December 31, 2003, the Plan also held investments in the following funds (which were no longer offered as investment options at December 31, 2004):

Massachusetts Investors Trust – This fund sought long-term growth of capital with a secondary objective to seek reasonable current income by investing in companies which the fund manager believed had sustainable growth prospects and attractive valuations, based on current and expected earnings or cash flow.

Massachusetts Investors Growth Stock Fund – This fund sought long-term growth of capital and future income by investing in stocks of companies which the fund manager believed had better than average prospects for long-term growth.

MFS New Discovery Fund – This fund sought capital appreciation by investing in companies which the fund manager believed had earnings growth that was expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

MFS Money Market Fund – This fund sought high current income consistent with the preservation of capital and liquidity.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

3.	Investments (continued)

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2004	2003

Shares of registered investment companies	$731,989	$1,159,539
Corporate common stock	598,912	527,795

	$1,330,901	$1,687,334

4.	Related party transactions

The majority of the Plan’s investments are invested in funds managed by MFS Investment.  A portion of the Plan’s investments are also invested in the common stock of the Employer.  Consequently, transactions involving all of these investments qualify as party-in-interest transactions.

In addition, the Employer is the sponsor of the Plan, and certain of the Plan’s trustees are participants in the Plan.

5.	Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become fully vested in their accounts.  Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

6.	Income tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated December 1, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  Although the Plan has been amended since filing for the determination letter, the Plan Administrator and the Plan’s legal counsel believe that

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

6.	Income tax status (continued)

the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003.  Consequently, no provision for income taxes has been included in the accompanying financial statements.

7.	Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003

Net assets available for benefits according to the financial statements	$11,765,906	$8,738,382
Participant contributions receivable not recorded on the Form 5500	(232,497)	(230,358)
Other	(40,670)	(36,027)

Net assets available for benefits according to the Form 5500	$11,492,739	$8,471,997

The following are reconciliations of total investment income, total contributions, benefits paid to participants, and trustee and administrative expenses according to the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003

Total investment income according to the financial statements	$1,518,119	$1,734,206
Other	(380)	94

Total investment income according to the Form 5500	$1,517,739	$1,734,300

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

7.	Reconciliation of financial statements to the Form 5500 (continued)

	2004	2003

Total contributions according to the financial statements	$2,133,694	$1,605,720
Contributions not recorded on the Form 5500, net	(2,140)	(26,547)

Total contributions according to the Form 5500	$2,131,554	$1,579,173

Benefits paid to participants according to the financial statements	$620,908	$326,091
Amounts allocated to withdrawing participants at beginning of year	(2,516)	(2,791)
Other	6,765	33,849

Benefits paid to participants according to the Form 5500	$625,157	$357,149

Trustee and administrative expenses according to the financial statements	$3,381	$6,189
Other	13	—

Trustee fees according to the Form 5500	$3,394	$6,189

Participant contributions are recorded on the Form 5500 under the cash basis of accounting.  Contributions made in excess of IRC limits are included in current year contributions on the Form 5500.  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.	Contingencies

In February 2004, MFS Investment settled administrative proceedings with the Securities and Exchange Commission (the SEC) for violating federal securities laws by allowing widespread market-timing trading in certain MFS Investment mutual funds in contravention of those funds’ public disclosures.  Under terms of the settlement, MFS

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

8.	Contingencies (continued)

Investment was required to pay $225 million in fines and restitution.  In addition, in March 2004, MFS Investment settled a separate administrative proceeding with the SEC regarding disclosure of brokerage allocation practices in connection with certain mutual fund sales.  Under terms of this settlement, MFS Investment was required to pay $50 million in penalties.  Subsequently, separate class action lawsuits were initiated against MFS Investment related to the above market-timing issues.  Certain of the above issues involved specific mutual funds in which the Plan is invested.  Management of the Plan does not believe that any of the above issues will have a significant effect on the investments in mutual funds included in the accompanying financial statements.  However, at the present time, the final outcome of such matters – and their potential effect on the Plan’s investments – cannot be determined.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  93-0658404
PLAN:  001

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

SHARES OF REGISTERED INVESTMENT COMPANIES:
*	Cascade Bancorp	Cascade Bancorp Stock Fund
		(123,871.203 units)	**	$2,578,305
	Davis Funds	Davis New York Venture Fund
		(47,418.586 units)	**	1,455,276
	American Funds	The Growth Fund of America
		(32,074.501 units)	**	869,219
*	MFS Retirement Services, Inc.	MFS Utilities Fund
		(77,532.316 units)	**	852,080
*	MFS Retirement Services, Inc.	MFS Research International Fund
		(48,188.513 units)	**	760,415
*	MFS Retirement Services, Inc.	MFS Mid-Cap Growth Fund
		(82,193.832 units)	**	734,813
*	MFS Retirement Services, Inc.	MFS Value Fund
		(30,522.184 units)	**	706,283
	Blackrock, Inc.	Blackrock Aurora Fund
		(14,535.854 units)	**	588,411
*	MFS Retirement Services, Inc.	MFS Total Return Fund
		(35,927.161 units)	**	574,835
*	MFS Retirement Services, Inc.	MFS Bond Fund
		(23,504.124 units)	**	309,314
	Blackrock, Inc.	Blackrock Small/Mid-Cap Growth Fund
		(21,452.398 units)	**	291,109
*	MFS Retirement Services, Inc.	MFS Fixed Fund
		(236,305.063 units)	**	236,305
*	MFS Retirement Services, Inc.	MFS Mid-Cap Value Fund
		(16,838.204 units)	**	230,515

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN:  93-0658404
PLAN:  001

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

SHARES OF REGISTERED INVESTMENT COMPANIES (continued):
*	MFS Retirement Services, Inc.	MFS Conservative Allocation Fund
		(8,688.031 units)	**	$98,957
*	MFS Retirement Services, Inc.	MFS Aggressive Growth Allocation
		Fund (5,474.822 units)	**	73,582
*	MFS Retirement Services, Inc.	MFS Growth Allocation Fund
		(3,166.273 units)	**	41,478
*	MFS Retirement Services, Inc.	MFS Moderate Allocation Fund
		(3,243.465 units)	**	39,894
	The Dreyfus Corporation	Dreyfus Basic S&P 500 Stock Index Fund
		(646.056 units)	**	16,242
PARTICIPANT NOTES RECEIVABLE –
*	Participant loans	Interest fixed at prime lending rate plus
		1.00% at time of borrowing
		(5.00% - 6.00%)	—	34,500

		Total investments		$10,491,533

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments

See accompanying notes.